Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Kenneth L Greenberg
Partner
kgreenberg@stradley.com
215.564.8149

August 13, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Christina DiAngelo Fettig
Marc Cowan, Esq.

Re:	Templeton Developing Markets Trust
File No. 333-280852

Dear Ms. DiAngelo Fettig and Mr. Cowan,

This letter responds to the accounting comments provided by Ms. DiAngelo Fettig on August 5, 2024, and Mr. Cowan on August 8, 2024, to Kenneth L. Greenberg, Esq, counsel to Templeton Developing Markets Trust (the “Registrant” or “Developing Markets Trust”), regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed Reorganization of the Templeton China World Fund (“China World Fund”) into the Templeton Developing Markets Trust. The Registration Statement was filed via the EDGAR system on July 17, 2024.  We have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Registration Statement.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

Accounting Comments on the Registration Statement:

Prospectus/Proxy Statement Comments

1.	Text: The first sentence of the second to last paragraph on page 3 of the Summary section states:

In particular, the Plan provides that (1) substantially all of the assets of the China World Fund will be acquired by the Developing Markets Trust in exchange for Developing Markets Trust Shares and (2) the Developing Markets Trust Shares received by the China World Fund in the exchange will then be distributed to shareholders of the corresponding class of shares of the China World Fund. [emphasis added]

Comment:  The sentence states that “substantially all” of the assets of the China World Fund will be acquired by the Developing Markets Trust.  Explain the use of the phrase “substantially all of the assets.”

Response:  The reference to “substantially all” aligns with the definition of a “merger” under Rule 17a-8 under the Investment Company Act of 1940, as amended, upon which the Registrant is relying to effect the Reorganization.  The reference to “substantially all” also is consistent with the requirements for a tax-free Reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Registrant believes that this disclosure is appropriate because it provides additional flexibility under circumstances where certain assets cannot be transferred in connection with a merger.  Accordingly, the Registrant will retain the phrase “substantially all”.  For the Staff’s information, the Registrant notes that it currently anticipates that all assets of the China World Fund will be transferred to the Developing Markets Trust in connection with the Reorganization.

2.
Text:  The first sentence of the section titled “Potential Cost Savings” and the Annual Fund Operating Expenses chart on page 5 and the paragraph below the Annual Fund Operating Expenses chart on page 6 states:

Potential Cost Savings.  As shown in the table below, the total annual operating expenses of the Developing Markets Trust are less than those of the corresponding share class of the China World Fund.  The following table compares the annualized net expense ratio, after any applicable management fee reductions, for each class of shares of the Developing Markets Trust that will be received by shareholders of the China World Fund in connection with the Transaction with those of the corresponding class of shares of the Developing Markets Trust. [emphasis added]

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

ANNUAL FUND OPERATING EXPENSES1
Share Class	China World Fund	Developing Markets Trust
Class A	1.85%	1.39%
Class C	2.60%	2.14%
Class R6	1.41%	1.11%
Advisor Class	1.60%	1.14%
1. Expense ratios reflect annual fund operating expenses for the period ended April 30, 2024 (annualized).

As of April 30, 2024, the Developing Markets Trust had a significantly larger asset base (approximately $ 1.13 billion) than the China World Fund (approximately $62.97 million).  The Transaction is not projected to have a material impact on the expense ratio of the Developing Markets Trust, but former shareholders of the China World Fund are expected to experience lower annualized fund operating expenses for all share classes.

Comments:

a)	The reference to “total annual operating expenses” in the first sentence should be changed to “net annual operating expenses.”

b)	Consider comparing gross expenses wherever there is a comparison of net expenses.

c)
The final clause in the paragraph below the “Annual Fund Operating Expenses” chart states that “former shareholders of the China World Fund are expected to experience lower annualized fund operating expenses for all share classes.” State whether the “annualized fund operating expenses” referenced in this sentence are gross or net. Also, consider making a comparison of both gross and net expenses.

Responses:

a)	The text has been changed to reference both gross and net annual operating expenses in light of comment b below.

b)	Registrant has updated the Annual Fund Operating Expenses Chart in the Summary section with gross expense information.

c)	The Registrant has revised the sentence to read “gross and net fund operating expenses.”

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

3.	Text: The section titled “Management Fee Structure” at the bottom of page 6 states:

Management Fee Structure.  Both Funds are subject to an asset-based management fee structure with different fee breakpoints.  The investment management fee ratio currently paid by the Developing Markets Trust is lower than the fee paid by the China World Fund.  For more information, see the section below titled “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS – What are the Funds’ investment management fees?”

Comment: Consider also including a discussion that compares the management fee breakpoints.

Response: Revised as requested.

4.	Text: Last sentence in the second paragraph of the section titled “Repositioning of the China World Fund’s Portfolio Assets” at the bottom of page 7 states:

Management believes that these portfolio transaction costs will be immaterial in amount (i.e., less than 0.01% (1 basis point) of annual fund operating expenses).

Comments:

	a)	Provide a dollar amount estimate of the portfolio transaction costs.

	b)	Confirm the basis points figure provided is based on the China World Fund’s expenses.

Responses:

	a)	Revised as requested.

	b)	Registrant has replaced the sentence in question with other existing disclosure that quantified the estimated portfolio transaction costs in basis points.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

5.	Text: Annual Operating Expense Table for Class A, Class C, Class R6 and Advisor Class Shares of the Funds and Projected Expenses After the Transaction on pages 17-18.

Comment: Confirm the fees presented in the table are “current” in accordance with Item 3(a) of Form N-14.

Response: Registrant had updated the annual operating expense figures to reflect an as of date of July 31, 2024.

6.
Text:  Footnote 2 under the table titled “Annual Operating Expense Table for Class A, Class C, Class R6 and Advisor Class Shares of the Funds and Projected Expenses After the Transaction” at the bottom of page 18 states:

Management fees have been restated to reflect the reduced management fee approved by the China World Fund’s Board effective on May 1, 2023.

Comment: Confirm whether this footnote is still applicable given the dates provided in the fee table.

Response: The footnote has been deleted.

7.
Text:  Second to last sentence of footnote 4 on page 19 under the table titled “Annual Operating Expense Table for Class A, Class C, Class R6 and Advisor Class Shares of the Funds and Projected Expenses After the Transaction” states:

These arrangements are expected to continue until December 31, 2024 for the China World Fund and for the Developing Markets Trust until April 30, 2025.

Comment:  Under Instruction 3e to Item 3 of Form N-1A, expense reimbursement or fee waiver arrangements may be shown in the expense table if the reimbursement or waiver is for no less than one year from the effective date of the fund’s registration statement.  Accordingly, the April 30, 2025 date for the Developing Markets Trust’s waiver needs to be extended to a year from the effective date of the N-14.

Response: The expense reimbursement/fee waivers of each Fund have been extended to September 1, 2025.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

8.	Text: The second to last sentence under the section titled “Example” and immediately before the expense examples on age 19 states:

The example reflects adjustments made to the China World Fund’s operating expenses due to the fee waivers and/or expense reimbursements for the 1 Year numbers only.

Comment: Add a reference the Developing Markets Trust because both Funds have a waiver.

Response: Revised as requested.

9.	Text: Expense Examples for Class C Shares on pages 19 and 20.

	1 Year	3 Years	5 Years	10 Years
China World Fund - Class C	$363	$818	$1,399	$2,794
Developing Markets Trust - Class C	$317	$697	$1,204	$2,408
Pro Forma Developing Markets Trust - Class C (assuming the Transaction is completed)	$317	$699	$1,208	$2,417

If you do not sell your shares:	1 Year	3 Years	5 Years	10 Years
China World Fund – Class C	$263	$818	$1,399	$2,794
Developing Markets Trust – Class C	$217	$697	$1,204	$2,408
Pro Forma Developing Markets Trust – Class C (assuming the Transaction is completed)	$217	$699	$1,208	$2,417

Comment:  Please confirm all numbers in the Class C expense examples.  Do they reflect conversion to Class A shares after 8 years.  If so, disclose that Class C shares covert into Class A shares if held for 8 years.

Response:  Registrant confirms all updated numbers in the Class C expense examples. Registrant confirms that Class C converts into Class A shares after 8 years and has added disclosure to reflect that fact.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

10.	Text: First sentence in the section titled “Where can I find more financial and performance information about the Funds?” at the bottom of page 24 states:

The Developing Markets Trust Prospectus (enclosed), the China World Fund Prospectus, the Developing Markets Trust’s Annual Report to Shareholders for the fiscal year ended December 31, 2023, and the China World Fund’s Annual Report for the fiscal year ended August 31, 2023, and Semi-Annual Report to Shareholders for the fiscal period ended February 31, 2024, contain additional financial and performance information about the Funds, including each Fund’s financial performance for the past five years, under the heading “Financial Highlights.”  [emphasis added]

Comment: Please revise February 31, 2024, to February 29, 2024.

Response: Revised as requested.

11.	Text: The last sentence of the paragraph titled “Portfolio Overlap and Repositioning” on page 28 states:

Management believes that these portfolio transaction costs will be immaterial in amount (i.e., the midpoint in the range of such costs are estimated to be approximately 0.049% of the China World Fund’s net assets and 0.0003% of the combined Fund’s net assets).

Comment: Disclose the dollar amount of the portfolio repositioning costs.

Response: Revised as requested.

12.	Text: The section titled “Who will pay the expenses of the Transaction?” at the bottom of page 30 states:

Each Fund will pay 25% of the total cost of the Transaction and TAML will pay 50% of the total cost.  Each of the China World Fund and the Developing Markets Trust would bear a portion of the cost of the reorganization, which is estimated to be approximately $44,000-$59,000 for each Fund (0.06%-0.09% and 0.004%- 0.005% of the net assets of the China World Fund and the Developing Markets Trust, respectively).

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

Comment:  Add disclosure from the section titled “Costs of the Transaction” on page 7 where it indicates that the reorganization expenses will be allocated in the foregoing manner whether or not the Transaction is consummated.

Response: Revised as requested.

13.	Text: The last sentence of the paragraph immediately following the Portfolio Composition chart, on page 38 states:

It should be noted that some portfolio realignment will either occur prior to the reorganization or after the reorganization by selling certain portfolio securities.

Comment: Consider disclosing the percentage of the portfolio that will be sold in connection with the portfolio realignment.

Response: Revised as requested.

14.	Text: Third sentence in the section titled “Repositioning of the China World Fund’s Portfolio Assets” on page 45 states:

In addition, some securities may need to be sold if they do not meet the prospectus allowances for the Developing Markets Trust.

Comment: Confirm whether or not securities may need to be sold due to prospectus allowances for the Developing Markets Trust.

Response: Registrant added this disclosure for flexibility. Registrant confirms there currently are no prospectus allowances that would require that certain securities to be sold.

15.	Text: Last sentence in the section titled “Repositioning of the China World Fund’s Portfolio Assets” on page 45 states:

Management believes that these portfolio transaction costs will be immaterial in amount.

Comment: Quantify the portfolio transaction costs in basis points and dollar amounts.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

16.	Text: The last sentence in the section titled “Information About the Funds” on page 47 states:

Information about the China World Fund is also included in the Fund’s Annual Report to Shareholders (for the fiscal year ended August 31, 2023) and Semi-Annual Report to Shareholders (for the six months ended February 31, 2024), and for the Developing Markets Trust in the Fund’s Annual Report to Shareholders (for the fiscal year ended December 31, 2023), as well as on the Funds’ website at franklintempleton.com. [emphasis added]

Comment: Change February 31, 2024 to February 29, 2024.

Response: Revised as requested.

Statement of Additional Information Comments

1.	Text: Second to last sentence of the third paragraph in the section titled “Supplemental Financial Information” on pages 2 and 3 states:

In addition, some securities may need to be sold if they do not meet the prospectus allowances for the combined Developing Markets Trust.

Comment: Confirm whether or not securities may need to be sold due to prospectus allowances for the Developing Markets Trust.

Response: Registrant added this disclosure for flexibility. Registrant confirms there currently are no prospectus allowances that would require certain securities to be sold.

Disclosure Comments on the Registration Statement:

Prospectus/Proxy Statement Comments

1.	Text: The first sentence of the fourth paragraph on page 1 states:

The China World Fund and the Developing Markets Trust (each, a “Fund” and, together, the “Funds”) have identical investment goals and generally similar principal investment strategies and risks, although there are some differences which are discussed in more detail below.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

Comment: Revise the sentence to state:

The China World Fund and the Developing Markets Trust (each, a “Fund” and, together, the “Funds”) have identical investment goals and generally similar principal investment strategies and risks.  While there are some similarities in principal investment strategies and risks, there are also notable differences which are discussed in more detail below.

Response: Revised as requested.

2.	Text: The list of documents incorporated by reference on page 2

Comment: Include the Securities Act of 1933 registration number for all documents incorporated by reference.

Response: Revised as requested.

3.	Text: The first sentence of the first paragraph under the heading titled “Investment Goal, Strategies, Policies and Risks” on page 4 states:

Both Funds have an identical investment goal of long-term capital appreciation and generally similar principal investment strategies and principal investment risks.

Comment: Add a sentence that follows that states:

However, as described below, there are similarities and differences between the investment strategies and risks of both Funds.

Response: Revised as requested.

4.	Text: The second full sentence on page 5 states:

The fundamental investment policies of the Funds regarding borrowing money, acting as underwriter, making loans, purchasing or selling physical commodities, issuing senior securities, investing more than 25% of net assets in any one industry are identical and the fundamental investment policy regarding purchasing or selling real estate are slightly different.

Comment: With regard to the fundamental investment policy regarding purchasing or selling real estate, add disclosure that explains the difference in the fundamental policy between each Fund.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

5.	Text: The heading titled “Potential Cost Saving” on page 5

Comment: Retitle the heading “Annual Fund Operating Expenses”.

Response: Revised as requested.

6.
Text:  The first sentence of the heading titled “Potential Cost Savings” and the Annual Fund Operating Expenses chart on page 5 and the paragraph below the Annual Fund Operating Expenses chart on page 6 states:

Potential Cost Savings.  As shown in the table below, the total annual operating expenses of the Developing Markets Trust are less than those of the corresponding share class of the China World Fund.  The following table compares the annualized net expense ratio, after any applicable management fee reductions, for each class of shares of the Developing Markets Trust that will be received by shareholders of the China World Fund in connection with the Transaction with those of the corresponding class of shares of the Developing Markets Trust.

Comment: Add a sentence that indicates that if any fee waivers expired, the expenses could increase.

Response: Revised as requested.

7.	Text: The first sentence on the top of page 6 states:

As of April 30, 2024, the Developing Markets Trust had a significantly larger asset base (approximately $1.13 billion) than the China World Fund (approximately $62.97 million).  The Transaction is not projected to have a material impact on the expense ratio of the Developing Markets Trust, but former shareholders of the China World Fund are expected to experience lower annualized fund operating expenses for all share classes.

Comment: Add disclosure that addresses whether this sentence is true at every breakpoint level.

Response: Management fee breakpoints have been addressed in response to comment 10 below.

8.	Text: The heading titled “Better Relative Past Performance” on page 6

Comment: Retitle the heading “Comparison of Past Performance”.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

9.	Text: Second to last sentence under the table under the heading titled “Better Relative Past Performance” on page 6 states:

Because all share classes of a particular Fund are invested in the same portfolio of securities, performance for other share classes differs only to the extent that the classes do not have the same expenses.

Comment: Move the sentence so that it becomes the second sentence of the heading titled “Better Relative Past Performance” on page 6.

Response: Revised as requested.

10.	Text: The heading titled “Management Fee Structure” at the bottom of page 6 states:

Management Fee Structure.  Both Funds are subject to an asset-based management fee structure with different fee breakpoints.  The investment management fee ratio currently paid by the Developing Markets Trust is lower than the fee paid by the China World Fund.  For more information, see the section below titled “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS – What are the Funds’ investment management fees?”

Comment: Consider also including a discussion that addresses the effective management fee breakpoints.

Response: Revised as requested.

11.	Text: last sentence of the heading titled “Costs of the Transaction” on page 7 states:

It is expected that the Transaction will be consummated if approved by shareholders.

Comment: Consider revising the sentence to state:

If approved by the shareholders, it is expected that the Transaction will be consummated if all the conditions have been satisfied.

Response: Revised as requested.

12.	Text: The heading titled “Similar Principal Investment Strategies” on page 10

Comment: Delete the word “Similar.”

Response: Revised as requested.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

13.	Text: the heading titled “Who manages the Funds?” on page 14

Comment: Consider adding a chart for the Investment Manager and Sub-Advisor.

Response: Revised as requested.

14.	Text: Expense Tables under the heading titled “ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R6 AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION”

Comment: Confirm whether the numbers are the most currently available. If not, can the numbers be updated?

Response: Registrant has updated the annual operating expense figures to reflect an as of date of July 31, 2024.

15.
Text:  Second to last sentence of footnote 4 on pages 18 and 19 under the table titled “ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R6 AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION” states:

These arrangements are expected to continue until December 31, 2024 for the China World Fund and for the Developing Markets Trust until April 30, 2025.

Comments:

1)
Under Instruction 3e to Item 3 of Form N-1A, expense reimbursement or fee waiver arrangements may be shown in the expense table if the reimbursement or waiver is for no less than one year from the effective date of the fund’s registration statement.  Accordingly, the December 31, 2024 date for the China World Fund and the April 30, 2025 date for the Developing Markets Trust’s waiver needs to be extended to a year from the effective date of the N-14.

	2)	Confirm supplementally that there is no ability to recoup fees that have been waived.

Responses:

	1)	The expense reimbursement/fee waivers for each Fund have been extended to September 1, 2025.

	2)	Registrant confirms the expense reimbursement/fee waivers are not subject to recoupment.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

16.	Text: First sentence under the heading titled “Where can I find more financial and performance information about the Funds?” at the bottom of page 24 states:

The Developing Markets Trust Prospectus (enclosed), the China World Fund Prospectus, the Developing Markets Trust’s Annual Report to Shareholders for the fiscal year ended December 31, 2023, and the China World Fund’s Annual Report for the fiscal year ended August 31, 2023, and Semi-Annual Report to Shareholders for the fiscal period ended February 31, 2024, contain additional financial and performance information about the Funds, including each Fund’s financial performance for the past five years, under the heading “Financial Highlights.”  [emphasis added]

Comment: Please revise February 31, 2024, to February 29, 2024.

Response: Revised as requested.

17.	Text: The second to last paragraph under the heading titled “How will the Transaction be carried out?” on page 30 states:

The obligations of the Funds under the Plan are subject to various conditions, including:

•
the Developing Markets Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, of which this Prospectus/Proxy Statement is a part, shall have been filed with the SEC, such Registration Statement shall have become effective, no stop-order suspending the effectiveness of the Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the SEC (and not withdrawn or terminated);

• the shareholders of the China World Fund shall have approved the Transaction; and
•
both the China World Fund and the Developing Markets Trust, shall have received the tax opinion described below that the consummation of the Transaction will not result in the recognition of gain or loss for federal income tax purposes for the China World Fund, the Developing Markets Trust, or their shareholders.

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

Comment: Confirm supplementally whether any other material conditions need to be disclosed.

Response:  Registrant has added one additional material condition- prior to the closing of the Transaction, the China World Fund will be required to distribute substantially all previously undistributed investment company taxable income (that is, generally, net investment income plus net short-term capital gains) and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses), if any, generated through the Closing Date.

18.	Text: The last sentence under the heading titled “How will the Transaction be carried out?” on page 30 states:

Both the China World Fund and the Developing Markets Trust, may terminate or abandon the Plan at any time before or after the approval of the Plan by the shareholders of the China World Fund.

Comment: Clarify and explain if the Boards are involved in the decision to terminate and abandon the Plan and what would happen in the circumstance if the shareholders had already approved the Plan.

Response: Revised as requested.

19.	Text: Paragraph titled “VIE Structured Chined Companies” on pages 39

Comment: Explain what VIE stands for.

Response: Revised as requested.

20.	Text: The last paragraph under the heading titled “How many votes are necessary to approve the Plan?” on page 50 states:

Forty percent (40%) of the China World Fund’s outstanding shares entitled to vote in person or by proxy as of the Record Date shall be a quorum for the transaction of business at the Meeting.  Under relevant state law and the China World Fund’s Trust Instrument, abstentions and broker non-votes (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as votes present at the Meeting; abstentions and broker non-votes, however,

Ms. Christina DiAngelo Fettig
Mr. Marc Cowan
U.S. Securities and Exchange Commission
August 13, 2024

will not be treated as votes cast at such Meeting.  Thus, under the Trust Instrument, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present but will have the same effect as a vote against the Plan.  However, it is the China World Fund’s understanding that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the single matter expected to be presented at the Meeting, there are unlikely to be any “broker non-votes” at the Meeting.

Comment: Since broker non-votes are not expected to be received, consider removing the disclosure regarding broker non-votes.

Response: Registrant has revised the disclosure to state solely that there are unlikely to be any broker non-votes at the Meeting.

21.	Text: The heading titled “How will proxies be solicited?” on page 51

Comment: Confirm all material terms of the proxy solicitor contract have been disclosed.

Response: Registrant confirms all material terms of the proxy solicitor contract have been disclosed.

* * * * * * * *

Please do not hesitate to contact me at (215) 564-8149, or in my absence, Aliza Dominey at (202) 507-6405 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.